UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Helius Medical Technologies, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

42328V504
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V504	13G/A	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Columbus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,238,228 (See Note 1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,238,228 (See Note 1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,228 (See Note 1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount comprises beneficial ownership of 3,238,228 shares of Common Stock which consists of (i) 1,738,228 shares of Common Stock, (ii) 1,000,000 shares of restricted Common Stock and (iii) 500,000 shares of Common Stock issuable upon exercise of a warrant held by Columbus Capital Partners, L.P. (the "Warrant"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 6.2% of the Common Stock based on (i) 51,922,480 shares of Common Stock outstanding as of November 6, 2020 represented in the 10-Q filed with the Securities and Exchange Commission ("SEC") on November 12, 2020 plus (ii) 500,000 shares of Common Stock issuable upon the exercise of the Warrant.
CUSIP No. 42328V504	13G/A	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Columbus Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,238,228 (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,238,228 (See Note 2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,228 (See Note 2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	6.2% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(2)	See Note (1) above.
CUSIP No. 42328V504	13G/A	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Matthew D. Ockner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,390,000 (See Note 3)
	6.	SHARED VOTING POWER 2,803,585 (See Note 3)
	7.	SOLE DISPOSITIVE POWER 2,390,000 (See Note 3)
	8.	SHARED DISPOSITIVE POWER 2,803,585 (See Note 3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,193,585 (See Note 3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3)	This amount comprises 5,193,585 shares of Common Stock which consists of (i) 2,390,000 shares of Common Stock held solely by Matthew D. Ockner plus shares as follows held by Columbus Capital Partners, L.P. (ii) 1,738,228 shares of Common Stock, (iii) 1,000,000 shares of restricted Common Stock and (iv) 65,357 shares of Common Stock issuable upon exercise of the Warrant. All such shares of Common Stock in the aggregate represent ownership of approximately 9.99% of the Common Stock, based on (i) 51,922,480 shares of Common Stock outstanding as of November 6, 2020 represented in the 10-Q filed with the SEC on November 12, 2020 plus (ii) 65,357 shares of Common Stock issuable upon exercise of the Warrant. The foregoing excludes 434,643 shares of Common Stock issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates and any other person or entity acting as a group together with the holder of any of the holder's affiliates, or more than 9.99% of the Common Stock. Without such blocker provisions, Matthew D. Ockner may have been deemed to have beneficial ownership of 5,628,228 shares of Common Stock.

CUSIP No. 42328V504	13G/A	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Helius Medical Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

642 Newtown Yardley Rd., Suite 100

Newtown, PA 18940

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock of the Company:

(i)	Columbus Capital Partners, L.P.

(ii)	Columbus Capital Management, LLC

(iii)	Matthew D. Ockner

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Columbus Capital Partners, L.P.

102 Via Los Altos

Tiburon, CA 94920

(ii)	Columbus Capital Management, LLC

102 Via Los Altos

Tiburon, CA 94920

(iii)	Matthew D. Ockner

c/o Columbus Capital Management, LLC

102 Via Los Altos

Tiburon, CA 94920

Item 2(c).	Citizenship:

(i)	Columbus Capital Partners, L.P. – CA

(ii)	Columbus Capital Management, LLC – CA

(iii)	Matthew D. Ockner – USA

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

42328V504

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 42328V504	13G/A	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Columbus Capital Partners, L.P.

(a)	Amount beneficially owned: 3,238,228 (See Note 4)

(b)	Percent of class: 6.2% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,238,228 (see Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,238,228 (See Note 4)

(ii)	Columbus Capital Management, LLC

(a)	Amount beneficially owned: 3,238,228 (See Note 4)

(b)	Percent of class: 6.2% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,238,228 (see Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,238,228 (See Note 4)

(iii)	Matthew D. Ockner

(a)	Amount beneficially owned: 5,193,585 (See Note 4)

(b)	Percent of class: 9.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,390,000

(ii)	Shared power to vote or to direct the vote: 2,803,585 (See Note 4)

(iii)	Sole power to dispose or to direct the 2,390,000

(iv)	Shared power to dispose or to direct the disposition of: 2,803,585 (See Note 4)

CUSIP No. 42328V504	13G/A	Page 6 of 9 Pages

Note 4:

Columbus Capital Management, LLC is an SEC Exempt Reporting Adviser. Columbus Capital Management, LLC, which serves as the general partner and investment manager to each of Columbus Capital Partners, L.P. (collectively the "Fund"), and Mr. Matthew D. Ockner, as Managing Member of Columbus Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Fund expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any of the securities reported herein.

Note 5:

This amount comprises beneficial ownership of 3,238,228 shares of Common Stock which consists of (i) 1,738,228 shares of Common Stock, (ii) 1,000,000 shares of restricted Common Stock and (iii) 500,000 shares of Common Stock issuable upon exercise of a warrant held by Columbus Capital Partners, L.P. (the "Warrant"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 6.2% of the Common Stock based on (i) 51,922,480 shares of Common Stock outstanding as of November 6, 2020 represented in the 10-Q filed with the Securities and Exchange Commission ("SEC") on November 12, 2020 plus (ii) 500,000 shares of Common Stock issuable upon the exercise of the Warrant.

Note 6:

This amount comprises 5,193,585 shares of Common Stock which consists of (i) 2,390,000 shares of Common Stock held solely by Matthew D. Ockner plus shares as follows held by Columbus Capital Partners, L.P. (ii) 1,738,228 shares of Common Stock, (iii) 1,000,000 shares of restricted Common Stock and (iv) 65,357 shares of Common Stock issuable upon exercise of the Warrant. All such shares of Common Stock in the aggregate represent ownership of approximately 9.99% of the Common Stock, based on (i) 51,922,480 shares of Common Stock outstanding as of November 6, 2020 represented in the 10-Q filed with the SEC on November 12, 2020 plus (ii) 65,357 shares of Common Stock issuable upon exercise of the Warrant. The foregoing excludes 434,643 shares of Common Stock issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates and any other person or entity acting as a group together with the holder of any of the holder's affiliates, or more than 9.99% of the Common Stock. Without such blocker provisions, Matthew D. Ockner may have been deemed to have beneficial ownership of 5,628,228 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Note 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 4 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 42328V504	13G/A	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

COLUMBUS CAPITAL PARTNERS, L.P.

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

COLUMBUS CAPITAL MANAGEMENT, LLC

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner

CUSIP No. 42328V504	13G/A	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 12, 2021

COLUMBUS CAPITAL PARTNERS, L.P.

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

COLUMBUS CAPITAL MANAGEMENT, LLC

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner

CUSIP No. 42328V504	13G/A	Page 9 of 9 Pages